Exhibit 12


                              TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions
                         (in thousands, except ratios)

                                                                   Three Months Ended March 31
                                                                   ---------------------------
                                                                    2000                  1999
                                                                    ----                  ----

Net Earnings from Continuing Operations                       $      16,827         $      13,847

Add back:
    Fixed charges                                                    28,663                24,811
    Amortization of previously capitalized
     interest (1)                                                       550                   504

  Equity in net income in excess of distributions of
   less than 50% owned Unconsolidated Joint
   Ventures                                                                                  (341)

  Deduct:
    Capitalized interest (1)                                         (5,414)               (4,405)
                                                              -------------         -------------
Earnings Available for Fixed Charges
 and Preferred Dividends and Distributions                    $      40,626         $      34,416
                                                              =============         =============

Fixed Charges
  Interest expense                                            $      13,166         $      10,865
  Capitalized interest                                                4,596                 4,247
  Interest portion of rent expense                                      983                 1,050
  Proportionate share of Unconsolidated Joint
    Ventures' fixed charges                                           9,918                 8,649
                                                              -------------         -------------
       Total Fixed Charges                                    $      28,663         $      24,811
                                                              -------------         -------------

Preferred Dividends and Distributions                                 6,400                 4,150
                                                              -------------         -------------
    Total Fixed Charges and Preferred
      Dividends and Distributions                             $      35,063         $      28,961
                                                              =============         =============

Ratio of Earnings to Fixed Charges and
  Preferred Dividends and Distributions                                 1.2                   1.2


(1)  Amounts   include  TRG's  pro  rata  share  of  capitalized   interest  and
     amortization of previously capitalized interest of the Unconsolidated Joint Ventures.

                                       24
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